UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

[ X ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

[    ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

Commission File Number 001-09057

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

WEC Energy Group Limited Retirement Savings Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WEC Energy Group, Inc.
231 West Michigan Street
P.O. Box 1331
Milwaukee, WI 53201

Financial Statements and Exhibits:

(a)    Financial Statements:

WEC Energy Group Limited Retirement Savings Plan
Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2025
Notes to Financial Statements
Form 5500, Schedule H, Part IV, Line 4i -- Schedule of Assets (Held at End of Year) as of December 31, 2025

(b)    Exhibits:

23.1 Consent of Independent Registered Public Accounting Firm -- Crowe LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee which administers the plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WEC Energy Group Limited Retirement Savings Plan
Name of Plan

Date:	May 28, 2026	By:	/s/ Lisa R. George
Lisa R. George, Vice President of Human Resources for WEC Energy Group, Inc.

WEC ENERGY GROUP
LIMITED RETIREMENT SAVINGS PLAN
Milwaukee, Wisconsin

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
December 31, 2025 and 2024

WEC ENERGY GROUP LIMITED RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024	5

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2025	6

Notes to Financial Statements	7-14

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025	16

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Employee Benefits Committee of the
WEC Energy Group Limited Retirement Savings Plan
Milwaukee, Wisconsin

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of WEC Energy Group Limited Retirement Savings Plan (the "Plan") as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the WEC Energy Group Limited Retirement Savings Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

We have served as the Plan’s auditor since 2024.

Oakbrook Terrace, Illinois
May 28, 2026

WEC ENERGY GROUP LIMITED RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2025 AND 2024

(in thousands)	2025	2024
Investments:
Plan interest in Master Trust, at fair value	$10,540	$8,139
Plan interest in Master Trust, at contract value	34	21
Total investments	10,574	8,160

Receivables:
Employer contributions receivable	489	395
Notes receivable from participants	136	137
Total receivables	625	532

Net assets available for benefits	$11,199	$8,692

The accompanying notes are an integral part of the financial statements.

WEC ENERGY GROUP LIMITED RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2025

(in thousands)	2025
Additions to net assets attributed to:
Contributions:
Participants	$693
Employer	817
Rollover	175
Total contributions	1,685
Investment income:
Plan interest in Master Trust investment income	1,849
Interest income from notes receivable from participants	13
Other income	1
Total investment income	1,863
Total additions, net	3,548

Deductions from net assets attributed to:
Benefits paid to participants	496
Administrative expenses	54
Total deductions	550

Net increase in net assets available for benefits before net transfers	2,998

Transfers as a result of transferred employees	(491)

Net assets available for benefits: Beginning of year	8,692
End of year	$11,199

The accompanying notes are an integral part of the financial statements.

WEC ENERGY GROUP LIMITED RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF PLAN

The following description of the WEC Energy Group Limited Retirement Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

General–WEC Energy Group, Inc. (the "Company") established the Plan effective September 14, 2016. The Plan is a defined contribution plan covering non-represented seasonal employees who are employed by a participating company and represented seasonal employees who are represented by a union which elected to participate in the Plan ("Seasonal Employees"). Temporary, certain seasonal, student, and intern positions are eligible to participate after completing: one year of eligibility service; 1,000 hours of service within one year from their hire date; or 500 or more hours of service during three consecutive 12-month periods beginning on or after January 1, 2021 ("Limited Term Employees"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan assets are held in the WEC Energy Group Master Trust ("Master Trust"). Assets of two other savings plans sponsored by the Company are commingled with the Plan in the Master Trust. Each participating plan has a divided interest in specific assets of the Master Trust based on participant account balances.

The Company is the sponsor of the Plan. Fidelity Management Trust Company (the "Trustee") serves as the Trustee for the Master Trust. Fidelity Workplace Services LLC serves as the Plan recordkeeper.

The Plan has an automatic enrollment feature for certain Seasonal Employees. These employees are enrolled automatically in the Plan at a pre-tax rate of 5% of their 401(k) eligible wages unless they make an alternate election. In addition, these 401(k) account contributions increase automatically by 1% in each subsequent year up to 10% of eligible wages. If employees enroll, or are automatically enrolled, in the Plan, but do not designate a desired investment strategy, the Trustee will direct the employee's contributions into a target retirement date-based Fidelity Freedom Fund.

Limited Term Employees and project workers of The Peoples Gas Light and Coke Company ("PGL") are not automatically enrolled and, instead, must make an affirmative election to participate in the Plan. These participants may choose to enroll in an annual increase program.

Participant Contributions–Participants are allowed to make pre-tax, after-tax, and Roth contributions of up to 75% of their base wages, as defined, subject to certain limitations of the Internal Revenue Code ("IRC"). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans ("rollovers"). Additionally, each participant over age 50 may elect to make catch up contributions subject to certain limitations of the IRC.

Employer Contributions–The table set forth below shows the Company match provided under the Plan. Limited Term Employees are not eligible for Company match contributions.

Employee group	Matching Contribution (% of eligible compensation)
Non-represented management employees	100% of first 5%
PGL Local 18007	100% of first 5%
WPSC Local 420:
Hired prior to December 19, 2009	None
Hired on or after December 19, 2009 (1)	100% of first 5%

(1)    These represented employees are considered "New Program Participants."

Each quarter, the Company contributes to the Plan on behalf of eligible employees represented by Wisconsin Public Service Corporation ("WPSC") Local 420, 2% of a participant's gross pay for that quarter. Also, an additional 2.7% of a participant's base pay is contributed to the Plan as described in the collective bargaining agreement.

Non-represented employees, represented PGL project workers, and represented New Program Participants receive an annual Company contribution to their 401(k) plan based on each employee's age and/or service points ("Age/Service Point Contribution") instead of being enrolled in the Company's defined benefit plans. The Age/Service Point Contribution is made annually, in the first quarter following the year for which the contribution is earned.

Certain employees receive an Employer Retirement Contribution to the Plan instead of being enrolled in the Company's defined benefit plans. The Employer Retirement Contribution is made annually, in the first quarter following the year for which the contribution is earned. The following table shows the Employer Retirement Contribution provided under the Plan.

Employee Group	Contribution (% of eligible compensation)
Local 2006 employees:
Hired on or after May 1, 2017, or rehired or transferred on or after November 1, 2021	7%
Local 2150 Seasonal employees:
Hired, rehired, or transferred on or after September 15, 2017	7%
Local 2150 Temporary employees:
Hired, rehired, or transferred on or after September 15, 2017	3%

Company contributions are invested in the same manner as the investment elections set by the participant for his or her pre-tax contributions. However, participants may designate a different investment election for Company contributions than those designated for the participant's contributions. If investment elections have not been set by the participant for his or her pre-tax contributions, the Company contributions will be invested in the same target retirement date-based Fidelity Freedom Fund as the participant's pre-tax contributions.

Participant Accounts–Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and withdrawals, Company contributions, as applicable, and the allocated share of the investment activities for each investment option in which he or she participates. Allocation of net investment income is based on participant earnings or account balances, or participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided by the participant's vested account.

Vesting–Participants are immediately vested in all contributions under the Plan, plus actual earnings thereon, except for the Age/Service Point Contribution and Employer Retirement Contribution. Participants vest in the Age/Service Point Contribution, plus actual earnings thereon, upon completion of three years of vesting service. Participants fully vest in the Employer Retirement Contribution, plus actual earnings thereon, after they complete one year of vesting service. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions or to pay Plan expenses. At December 31, 2025 and 2024, forfeited non-vested accounts totaled $21,139 and $44,601, respectively. Total forfeitures used to reduce Company contributions were $51,070 in 2025. No forfeitures were used to pay Plan expenses in 2025.

Investment Options–The participants' deposits and the Company's contributions are paid to the Trustee who invests the deposits, as directed (in whole percentages) by the participant, within prescribed limitations, into various investment funds offered by the Plan, including the WEC Common Stock Fund, which invests in Company common stock.

Employee Stock Ownership Plan–The employee stock ownership plan portion of the Plan permits participants invested in the WEC Common Stock Fund to elect to have dividends reinvested in additional shares of WEC common stock or to be paid in cash as a taxable distribution.

Voting Rights–Each participant is entitled to exercise voting rights attributable to the shares of Company common stock allocated to the participant's account. Each participant is notified prior to the time such voting rights are to be exercised. The Trustee will vote any allocated shares for which instructions have not been given by participants in the same proportion as directed by participants who gave voting instructions.

Benefit Payments–A participant may take a distribution due under the Plan as a single lump-sum cash payment; installment payments over a period not extending beyond the life expectancy of the participant; or up to four partial withdrawals per Plan year. The full value of a participant's account is automatically distributed through a lump-sum cash payment to the employee or designated beneficiary upon retirement, termination of employment or death, for account balances less than $1,000. Although the Plan is primarily designed to meet long-term financial needs, employees may permanently withdraw amounts from their accounts under the terms of the Plan's financial hardship withdrawal guidelines. Additionally, participants may withdraw all or a portion of the value of their after-tax contributions; however, these withdrawals are limited to once per Plan year per participant.

Employee Transfers–In the event that an employee has a change in status and is no longer eligible for this Plan, participation in the Plan shall be suspended. Employees transferred to ineligible positions may be eligible for an elective transfer to another defined contribution plan maintained by the Company. The net transfer of accounts between plans is presented in the statement of changes in net assets available for benefits.

Notes Receivable from Participants–Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their account balance or $50,000, minus any outstanding loan balances over the past 12 months. Participants are limited to two outstanding loans at any time. New loans are repayable monthly over periods not to exceed 5 years. The interest rate charged on participant loans is fixed at the beginning of each loan at the then current prime rate plus 1%. The interest paid by a participant on their loan balance is credited directly to their individual account. Limited Term Employees are not eligible to borrow from their fund accounts.

Plan Amendments–In December 2025, the Plan was amended. Effective as of October 27, 2025, the WEC Common Stock Fund converted from a unitized stock fund, consisting of WEC common stock and cash, to a "real-time traded" fund. As a result, WEC Common Stock Fund balances (unitized) were converted into only shares of WEC common stock. Effective as of January 1, 2026, any catch-up contributions made by certain “high earners” are required to be made on a Roth basis, which is consistent with the SECURE Act 2.0 of 2022.

2.    ACCOUNTING POLICIES

Basis of Accounting and Use of Estimates–The financial statements of the Plan are prepared on the accrual basis of accounting.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. This requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments in Master Trust–Investments of the Master Trust and the Plan's interest in the Master Trust are reported at fair value, with the exception of fully benefit-responsive investment contracts, which are presented at contract value. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan and, thus, is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts.

Fair Value Measurements–The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are described as follows:

•    Level 1–Pricing inputs are unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•    Level 2–Pricing inputs are quoted prices for similar or identical assets or liabilities in active or inactive markets, either directly or indirectly observable, that reflect assumptions market participants would use to price the asset based on market data obtained from sources independent of the Plan. This may include matrix pricing, yield curves and indices. Other inputs are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (i.e., contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•    Level 3–Pricing inputs include significant inputs that are generally less observable from objective sources. The inputs in the determination of fair value require significant Plan judgment or estimation.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for investments of the Master Trust measured at fair value. There have been no changes in the methodologies used at December 31, 2025 and 2024.

•    Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

•    Common Stock: As of December 31, 2025, the fair value of the common stock is based on the closing price as of the last day of the year of the stock on its primary exchange multiplied by the number of shares held in the fund.

•    WEC Common Stock Fund: Through December 31, 2024, valued at the daily NAV of the underlying investment as calculated by the Trustee. The NAV reflects the combined fair value of the underlying stock and fair value of the short-term cash position. The fair value of the common stock portion of the fund is based on the closing price as of the last day of the year of the stock on its primary exchange multiplied by the number of shares held in the fund. After determining the fair value of the stock portion of the fund, the fair value of the cash position, accrued dividends, expenses and/or other liabilities were calculated and the total (i.e., shareholder equity) was divided by the number of outstanding units.

•    Common Collective Trust Funds: Valued at the NAV of units of bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

Allocation of Master Trust–Net assets and investment income of the Master Trust are allocated to the participating plans based on their interest in each of the underlying participant-directed investments.

Investment Transactions and Investment Income–Investment transactions of the Plan and the Master Trust are recorded on the trade date. Interest is recorded as earned on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties–The Plan and the Master Trust provide for various investment options. Investments, in general, are exposed to various risks including, but not limited to, interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

Administrative Expenses–A flat amount is deducted quarterly from each participant's account to pay for the Plan's administrative expenses such as recordkeeping, communications, investment advisory, audit, reporting, and compliance costs. The Company pays the annual administrative expenses for which participant deductions were not sufficient; conversely, fees collected from participants in excess of the annual administrative costs are allocated back to participant accounts. Loan origination fees are paid by the borrowing participant and charged against the fund from which the borrowings are made. Investment-related expenses are included in the Plan interest in Master Trust net investment income.

Contributions–Participant contributions become payable to the Plan on the pay date on which the contribution was deducted from the employee's pay. The Plan records employer contributions receivable when earned by the participants.

Payment of Benefits–Benefit payments to participants are recorded upon distribution.

Notes Receivable from Participants–Notes receivable from participants are measured at their unpaid principal balance plus accrued interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Subsequent Events- Plan management has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through 5/28/2026, the date on which the financial statements were issued, and is not aware of any subsequent events that would require recognition or disclosure.

3.    INVESTMENT IN MASTER TRUST

The net assets of the Master Trust and the Plan's interest in the Master Trust balances as of December 31 were as follows:

	2025		2024
(in thousands)	Master Trust Balances	Plan Interest in Master Trust Balances	Master Trust Balances	Plan Interest in Master Trust Balances
Investments at fair value:
WEC common stock	$589,644	$291	$—	$—
WEC common stock fund	—	—	577,106	281
Mutual funds	387,841	98	1,346,121	1,090
Common collective trust funds	2,920,562	10,151	1,571,663	6,768
Total investments at fair value	$3,898,047	$10,540	$3,494,890	$8,139
Blended Rate Income Fund, at contract value	112,458	34	128,242	21
Total investments	$4,010,505	$10,574	$3,623,132	$8,160

The Master Trust's net investment income for the year ended December 31, 2025 was as follows:

(in thousands)	2025
Interest and dividend income	$51,569
Net appreciation in the fair value of investments	578,141
Net investment income	$629,710
Plan interest in Master Trust net investment income	$1,849

The following tables set forth by level, within the fair value hierarchy, the Master Trust's assets measured at fair value on a recurring basis as of December 31:

	December 31, 2025
(in thousands)	Level 1	Level 2	Level 3	Total
WEC common stock	$589,644	$—	$—	$589,644
Mutual funds	387,841	—	—	387,841
Total assets in the fair value hierarchy	$977,485	$—	$—	$977,485
Investments measured at net asset value (1)				2,920,562
Total investments at fair value	$977,485	$—	$—	$3,898,047

	December 31, 2024
(in thousands)	Level 1	Level 2	Level 3	Total
WEC common stock fund:
WEC common stock	$571,128	$—	$—	$571,128
Money market mutual fund	5,978	—	—	5,978
Mutual funds	1,346,121	—	—	1,346,121
Total assets in the fair value hierarchy	$1,923,227	$—	$—	$1,923,227
Investments measured at net asset value (1)				1,571,663
Total investments at fair value	$1,923,227	$—	$—	$3,494,890

(1)    Certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to investments at fair value noted in the table at the beginning of this Note 3.

The following table summarizes the investments measured using the net asset value per share practical expedient as of December 31, 2025 and 2024, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

(in thousands)	Fair Value
Investment	2025	2024	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Common collective trust funds	$2,920,562	$1,571,663	—	Daily	None

4.    GUARANTEED INVESTMENT CONTRACTS HELD BY MASTER TRUST

The Master Trust holds investments in synthetic guaranteed investment contracts as part of the Blended Rate Income Fund ("BRIF") investment option. The synthetic contracts, as valued by the Trustee, and corresponding credit ratings, as of December 31, were as follows:

(in thousands)	S&P Credit Rating 2025	2025	S&P Credit Rating 2024	2024
JP Morgan Chase & Co.	AA-	$15,773	AA-	$18,902
Nationwide Life Ins. Co.	A+	12,652	A+	15,162
Prudential Ins. Co. of America	AA-	12,626	AA-	15,131
Metropolitan Life Ins. Co.	AA-	12,566	AA-	12,627
Massachusetts Mutual	AA+	12,549	AA+	12,606
Transamerica Premier Life	A+	12,540	A+	15,028
American General Life Ins. Co.	A+	12,144	A+	12,731
Pacific Life Ins. Co.	AA-	10,896	AA-	13,058
State Street Bank & Trust Co. - Boston	AA-	9,339	AA-	11,192
Short-term investment fund		1,373		1,805
All contracts		$112,458		$128,242

The yields earned by the guaranteed investment contracts were as follows:

	2025	2024
Based on actual earnings	3.87%	3.89%
Based on interest rate credited to participants	2.55%	2.12%

A wrap contract is an agreement by another party, such as a bank or insurer, to make payments to the fund in certain circumstances. Wrap contracts are designed to allow a stable value fund, such as the BRIF, to protect the fund in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay the fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted.

The Trustee generally purchases wrap contracts from issuers rated in the top three long-term categories (A- or the equivalent and above) by any one of the nationally recognized statistical rating organizations. The Trustee expects a substantial percentage (up to 99%) of the BRIF's assets to be covered by wrap contracts, although they may change this target from time-to-time. Assets not covered by wrap contracts will generally be invested in money market instruments and cash equivalents to provide necessary liquidity for participant withdrawals and exchanges.

Wrap contracts accrue interest using the crediting rate formula. This formula is used to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the fund's current market value at the fund's current yield to maturity for a period equal to the fund's duration. The crediting rate is the discount rate that equates that estimated future market value with the fund's current contract value. Crediting rates are reset monthly. The wrap contracts provide a guarantee that the crediting rate will not fall below 0%.

The crediting rate, and hence the fund's return, may be affected by many factors, including purchases and redemptions by shareholders. The precise impact on the fund depends on whether the market value of the covered assets is higher or lower than the contract value of those assets. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate and the fund's return, and redemptions by existing shareholders will tend to increase the crediting rate and the fund's return.

If the market value of the covered assets is lower than their contract value, the crediting rate will ordinarily be lower than the yield of the covered assets. When market value is lower than contract value, the fund will have, for example, less than $10.00 in cash and bonds for every $10.00 in net asset value. Under these circumstances, cash from new investors will tend to increase the market value attributed to the covered assets and to increase the crediting rate and the fund's return. Redemptions by existing shareholders will have the opposite effect, and will tend to reduce the market value attributed to remaining covered assets and to reduce the crediting rate and the fund's return. Generally, the market value of covered assets will tend to be higher than contract value after interest rates have fallen due to higher bond prices. Conversely, the market value of covered assets will tend to be lower than their contract value after interest rates have risen due to lower bond prices.

If the fund experiences significant redemptions when the market value is below the contract value, the fund's yield may be reduced significantly, to a level that is not competitive with other investment options. This may result in additional redemptions, which would tend to lower the crediting rate further. If redemptions continued, the fund's yield could be reduced to zero. If redemptions continued thereafter, the fund might have insufficient assets to meet redemption requests, at which point the fund would require payments from the wrap issuer to pay further shareholder redemptions.

The fund and the wrap contracts purchased by the fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the underlying defined contribution plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the plan). However, the wrap contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events. These events include:

•The Plan's failure to qualify under Section 401(a) or Section 401(k) of the IRC.
•The establishment of a defined contribution plan that competes with the Plan for employee contributions.
•Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer.
•Complete or partial termination of the Plan.
•Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund's cash flow.
•Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor.
•Any communication given to participants by the Plan sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the fund or to transfer assets out of the fund.
•Exclusion of a group of previously eligible employees from eligibility in the Plan.

•Any early retirement program, group termination, group layoff, facility closing, or similar program.
•Any transfer of assets from the fund directly to a competing option.

At this time, management believes the occurrence of any of these events is not probable.

5.    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and of the Company's labor agreements. In the event of Plan termination, participants will become 100% vested in their accounts.

6.    FEDERAL TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 11, 2018 that the Plan was designed in accordance with the applicable regulations of the IRC. The Plan has been amended since filing for the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan continues to be tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.    RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Master Trust invests in Company common stock. In addition, certain Master Trust investments represent shares of mutual funds and a collective trust fund managed by the Trustee. These transactions and notes receivable from participants are exempt party-in-interest transactions under ERISA regulations.

As of December 31, 2025 and 2024, the Master Trust held 5,591,133 and 6,073,247 shares of WEC common stock with a fair value of $589,643,827 and $571,128,148, respectively. As of December 31, 2024, the WEC Common Stock Fund was unitized and in total held 5,958,163 units. The Master Trust recorded dividend income related to WEC common stock of $20,512,438 in 2025. The Master Trust recorded $40,037,210 and $68,415,831 in purchases and sales, respectively, of WEC common stock during 2025.

Fees paid by the Master Trust for investment management services were included as a reduction of the return earned on each fund. Administrative expenses paid by the Plan qualify as exempt party-in-interest transactions. The Company provides certain administrative and accounting services to the Plan at no cost.

8.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2025 and 2024 to Form 5500:

(in thousands)	2025	2024
Net assets available for benefits per the financial statements	$11,199	$8,692
Adjustment from contract value to fair value	(1)	(1)
Net assets available for benefits per the Form 5500	$11,198	$8,691

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the year ended December 31 to the Form 5500:

(in thousands)	2025
Net increase in net assets available for benefits before net transfers per the financial statements	$2,998
Less: Adjustment from contract value to fair value, beginning of period	(1)
Add: Adjustment from contract value to fair value, end of period	(1)
Net increase in net assets available for benefits per the Form 5500	$2,998

SUPPLEMENTAL SCHEDULE

WEC ENERGY GROUP	Plan: 050
LIMITED RETIREMENT SAVINGS PLAN	EIN: 39-1391525

FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2025

(a), (b), (c)	(d)	(e)

Identity of Issue and Description of Investment	Cost	Current Value
Other:
Participant loans, interest rates ranging from 4.25% - 9.50%, maturing through October 2030 *	$—	$136,000
Total	$—	$136,000

*    Represents a party-in-interest.